

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2015

<u>**VIA E-mail**</u>
Randy A. Foutch
Chief Executive Officer
Laredo Petroleum, Inc.
15 W. Sixth Street
Suite 900
Tulsa, Oklahoma 74119

      Re: **Laredo Petroleum, Inc.**
              Form 10-K for the Fiscal Year ended December 31, 2014
              Filed February 26, 2015
              File No. 001-35380

Dear Mr. Foutch:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within 10 business days by amending your filing, by providing the requested information, or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year ended December 31, 2014</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operation, page 25</u>

<u>Recent Developments, page 52</u>

<u>Recent Drop in Oil Prices, page 52</u>

1.   We note disclosures in your filing indicating that you may be materially impacted if the recent decline in oil and gas prices continues. For example, the following excerpts pertaining to your oil and gas reserves, development plans, and full cost impairment suggest that it is reasonably possible that current oil and natural gas prices will have a material impact on your liquidity, capital resources or results of operations.

"The capital estimated to be spent in 2015, 2016, 2017, 2018 and 2019 to develop the proved undeveloped reserves is $154 million, $302 million, $435 million, $657 million and $746 million, respectively. Based on anticipated cash flows and capital expenditures, as well as availability of capital markets transactions, all of the proved undeveloped locations are expected to be drilled within a five-year period. Reserve calculations at any end-of-year period are representative of the Company's development plans at that time. Changes in circumstance, including commodity pricing, oilfield service costs and availability and other economic factors may lead to changes in development plans." (page 17)

"The substantial decrease in oil and natural gas prices that began in the second half of 2014 and has continued into the first quarter of 2015, if continued or maintained, could have the effect of rendering uneconomic a portion (which could be significant) of our exploration, development and exploitation projects. This would result in our having to make downward adjustments (which could be significant) to our estimated proved reserves." (page 34)

"We review the carrying value of our oil and natural gas properties under the full cost accounting rules of the SEC on a quarterly basis. The substantial decrease in oil and natural gas prices that began in the second half of 2014 and has continued into the first quarter of 2015, if continued or maintained, may require us to incur non-cash full cost impairments in the future, which could have a material adverse effect on our results of operations for the periods in which the impairments are incurred." (page 52)

With regard to the first excerpt, please clarify whether planned expenditures to develop proved undeveloped reserves after 2015 are based on assumptions that commodity prices will increase from the current low levels. If so, expand your disclosure to discuss and quantify the reasonably likely effects on your development plans, proved reserves (including the removal of any proved undeveloped reserves that are dependent on increased prices), and full cost ceiling tests if the assumed price increases do not occur.

Items 303(a)(1), (2)(ii) and (3)(ii) of Regulation S-K require you to address the reasonably likely effects of trends and uncertainties on liquidity, capital resources, and results of operations. SEC Release 33-8350 clarifies that quantified disclosure regarding the material effects of known material trends and uncertainties should be provided if quantitative information is reasonably available. Therefore, if the development plans underlying your disclosed reserves will not be undertaken if prices do not increase, you should quantify the extent to which proved reserves are associated with such plans. Similarly, if the current economic environment indicates the amounts capitalized for oil and gas prices may not be recoverable, you should disclose the extent to which you anticipate a write-down in the event that prices do not increase.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lily Dang at (202) 551-3867 or Kimberly L. Calder at (202) 551-3701, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief